EXHIBIT 99.1

News Release dated May 1, 2017, Suncor Energy confirms restart of pipeline shipments from Syncrude Mildred Lake Oil Sands facility

News Release

FOR IMMEDIATE RELEASE

Suncor Energy confirms restart of pipeline shipments from Syncrude Mildred Lake Oil Sands facility

Calgary, Alberta (May 1, 2017) — Suncor today announced that shipments from the Syncrude Mildred Lake Oil Sands facility have resumed following the March 14 incident.

Over the weekend, Syncrude completed the necessary repairs and start-up activities to begin shipping product by pipeline. Shipments are currently at approximately 140 kbpd (gross) and are expected to ramp up as additional units complete turnaround activities. Production is expected to return to full rates in June.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the expected ramp up of pipeline shipments as additional units complete turnaround activities; and the expectation that production will return to full rates in June. Some of the forward-looking statements may be identified by words like “expected” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; the receipt, in a timely manner, of regulatory and third-party approvals; the duration of the planned turnaround; and the timing for the return of production to full rates.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor, including the risk that the planned turnaround duration or the timing for the return of production to full rates may be longer than expected. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated April 26, 2017 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2017, and other documents it files from time to time with securities regulatory authorities describe additional risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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